Exhibit (a)(17)

Supplement No. 2 Dated October 14, 2004
Relating to the Offer to Purchase Dated September 10, 2004, as Amended

LOLA BROWN TRUST NO. 1B
and
ERNEST HOREJSI TRUST NO. 1B

Have Amended Their Offer to Purchase for Cash
Up to 1,825,000 Outstanding Shares of Common Stock

of

NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.

at

$19.89 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED, AND WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, OCTOBER 26, 2004, UNLESS THE OFFER IS FURTHER EXTENDED.

THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING OR UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE “THE OFFER — SECTION 14.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THE OFFER OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

        Any shareholder desiring to tender all or any portion of the shareholder’s shares should either:

•	Request the shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction forthe shareholder. A shareholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if the shareholder desires to tender such shares; or

•	Complete and sign the letter of transmittal (or a facsimile thereof) in accordance with the instructions in the letter of transmittal, have the shareholder's signature guaranteed if required by Instruction 1 to the letter of transmittal, mail or deliver the letter of transmittal (or such facsimile), or, in the case of a transfer effected pursuant to the book-entry transfer procedures set forth in "THE OFFER -- Section 7," transmit an "agent's message" (as defined in "THE OFFER -- Section 6"), and any other required documents to the depositary and either deliver the certificates for such shares to the depositary along with the letter of transmittal (or such facsimile) or deliver the shares pursuant to the book-entry transfer procedures set forth in "THE OFFER -- Section 7."

If a shareholder desires to tender shares and the share certificates are not immediately available, or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the depositary prior to the “expiration date” (as defined herein), then the tender may be effected by following the procedure for guaranteed delivery set forth in “THE OFFER — Section 7.”

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the information agent, at the address and telephone number set forth on the back cover of this offering document. Additional copies of this offering document, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the information agent.

THE INFORMATION AGENT FOR THIS OFFER IS:

MacKenzie Partners, Inc.

The following information amends and supplements the Offer to Purchase dated September 10, 2004 (the “Offer to Purchase”), as amended by the Supplement dated October 1, 2004 relating to the Offer to Purchase (the “First Supplement”), of the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the “Lola Trust”) and the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the “Ernest Trust” and, together with the Lola Trust, the “Trusts” and also referred to herein as “we,” “our” or “us”), pursuant to which the Trusts are offering to purchase up to 1,825,000 of the outstanding shares of common stock, par value $0.0001 per share (the “shares”) of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation (“NRL”), not owned by the Trusts, at a price of $19.89 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest, upon the terms and subject to the conditions set forth in this Supplement No. 2 to the Offer to Purchase, as amended (the “Second Supplement”), the First Supplement, the Offer to Purchase and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth in this Second Supplement, the terms and conditions set forth in the First Supplement, the Offer to Purchase and the letter of transmittal are applicable in all respects to the Offer. The information set forth below should be read in conjunction with the First Supplement, the Offer to Purchase and the letter of transmittal and terms not defined herein which are defined in the Offer to Purchase have the meanings ascribed to them in the Offer to Purchase.

QUESTIONS AND ANSWERS

How have you amended the offer?

We are amending our offer to extend the expiration date and to provide you with the additional information regarding the offer set forth below in this Second Supplement. We have not changed the number of shares we are offering to purchase, the offer price, the procedures for tendering and withdrawing shares or any of the other terms of our offer other than the expiration date.

What is the new expiration date for the offer?

We are extending the expiration date for the offer to 5:00 P.M., New York City Time on Tuesday, October 26, 2004, unless further extended.

Why did you extend the expiration date for the offer?

We are involved in litigation with NRL regarding our offer. Unless the court rules in our favor with respect to certain matters that are the subject of this litigation, we do not expect to consummate our offer. On October 13, 2004, the court announced that it expects to issue a ruling in the case before the end of the week of October 18, 2004. We have extended the expiration date for our offer to preserve our offer while we await the issuance of this court ruling.

Can you extend the offer again?

We may, but are not required to, extend the offer again depending on the results of the court ruling expected to be issued before the end of the week of October 18, 2004. We may also extend the offer in our discretion for other reasons, and we will extend the offer again if the rules of the Securities and Exchange Commission require us to do so. If we extend our offer again, we will make a public announcement of the extension by no later than 9:00 a.m., New York City time, on the next business day after the day on which our offer was scheduled to expire. See “THE OFFER – Section 5.”

What actions have you and NRL taken in the litigation between you and NRL?

On September 23, 2004, NRL announced that its board authorized the commencement of a lawsuit against us in the United States District Court for the District of Maryland, seeking to enjoin us from consummating our offer on the basis that we allegedly made material false statements and omissions in our Offer to Purchase. The commencement of litigation against us was one of a series of steps designed to defeat our offer taken by NRL’s board on September 23, 2004, including:

• • • • •	recommending that NRL's shareholders reject our offer and not tender their shares to us for purchase;

issuing 139,535 shares to Neuberger Berman, LLC, a sub-adviser to NRL, for $21.50 per share and an aggregate of $3,000,002.50, pursuant to a common stock purchase agreement;

adopting resolutions effective immediately after the issuance of shares to Neuberger Berman, LLC pursuant to which it is intended that NRL would be subject to the Maryland Control Share Acquisition Act as well as the Maryland Business Combination Act;

authorizing NRL to commence an issuer tender offer for 943,704 shares at a price of $20.00 per share, even though the NRL board recommended that shareholders not tender their shares in the issuer tender offer; and

adopting a "poison pill" or Rights Agreement between NRL and the Bank of New York as Rights Agent, and authorizing a declaration of a dividend of rights under that agreement.

We responded to these defensive measures by filing counter-claims against NRL with the court on October 6, 2004, seeking, among other things, to invalidate the poison pill and NRL’s attempt to apply Maryland’s control share statute to us and our offer. We also seek in our counterclaims to prevent the consummation of NRL’s self tender on the basis that NRL’s self tender materials contained material misstatements and omissions.

NRL filed papers with the court on October 11, 2004, arguing that NRL’s defensive actions are permitted under applicable law and raising for the first time an argument that our ownership of more than 3% of NRL’s outstanding voting stock violates the Investment Company Act of 1940. The court held a hearing on October 13, 2004, at which the court heard arguments from counsel for NRL and us, and the court announced that it expected to issue a ruling in the case before the end of the week of October 18, 2004. In light of this court activity, we elected to extend the offer to 5:00 p.m. New York City time on Tuesday, October 26, 2004.

Will you accept shares tendered in the offer for payment if you are not successful in obtaining a court ruling against NRL?

Each of the defensive measures taken by NRL’s board on September 23, 2004 will prevent one or more of the conditions to our offer from being met. See “THE OFFER – Section 14.” We do not intend to rely on the announcement, commencement or consummation of NRL’s self tender offer as grounds for avoiding or delaying our obligation to accept for payment and pay for tendered shares. However, we do not expect to accept for purchase the shares tendered in our offer if we are not successful in obtaining a court ruling against NRL invalidating the poison pill, finding that the Maryland control share statute does not apply to us and our offer, and finding that our ownership of more than 3% of NRL’s outstanding voting stock does not violate the Investment Company Act of 1940.

If I already tendered my shares in the offer, do I have to do anything now?

No. Shareholders who validly tendered their shares previously and have not withdrawn them do not have to take any further action. If the Offer is completed, these shares will be accepted for payment and the tendering shareholders will receive the offer price of $19.89 per share in cash, without interest, less any required withholding taxes.

Who can I contact if I have additional questions about the offer?

If you have questions or you need assistance, you should contact MacKenzie Partners, Inc., the information agent for the offer, at (212) 929-5500 (collect) or (800) 322-2885 (toll-free).

MISCELLANEOUS

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the tender of shares in connection therewith would not be in compliance with the laws of such jurisdiction. If we become aware of any state law prohibiting the making of the Offer or the acceptance of shares pursuant thereto in such state, we will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Trusts by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in the Offer and, if given or made, that information or representation must not be relied on as having been authorized.

We filed with the SEC a Schedule TO dated September 10, 2004, an Amendment No. 1 to Schedule TO dated October 1, 2004, an Amendment No. 2 to Schedule TO dated October 7, 2004 and an Amendment No. 3 to Schedule TO dated October 14, 2004 under Exchange Act Rule 14d-3, together with exhibits, furnishing additional information with respect to the Offer, and may file additional amendments thereto. That schedule and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the same manner as discussed in “THE OFFER — Section 12” with respect to information concerning NRL.

LOLA BROWN TRUST NO.1BERNEST
HOREJSI TRUST NO.1B

October 14, 2004

        Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of NRL or his or her broker, dealer, commercial bank, trust company or other nominee to the depositary at one of its addresses set forth below:

The Depositary for the Offer is:

The Colbent Corporation

By Mail: The Colbent Corporation Attn: Corporate Actions POB 859208 Braintree MA 02185-9208	By Overnight Courier: The Colbent Corporation Attn: Corporate Actions 161 Bay State Drive Braintree MA 02184 By Facsimile: (781-380-3388) Confirm Facsimile Transmission: (781-843-1833 Ext. 200)	By Hand: The Colbent Corporation Attn: Corporate Actions 161 Bay State Drive Braintree MA 02184

Questions and requests for assistance may be directed to the information agent at its address and telephone numbers listed below. Additional copies of this Supplement, the Offer to Purchase, the letter of transmittal and other tender offer materials may be obtained from the information agent, and will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
(800) 322-2885 (Toll Free)

E-MAIL: proxy@mackenziepartners.com